FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

THIS WARRANT AND THE SHARES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON AND THIS WARRANT AND THE SHARES DELIVERABLE UPON EXERCISE THEREOF MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED OR ASSIGNED IN THE UNITED STATES OR TO A U.S. PERSON UNLESS THE UNDERLYING SHARES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE AND THE COMPANY RECEIVES AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO IT TO SUCH EFFECT, PROVIDED THAT A PERSON THAT PURCHASED WARRANTS DIRECTLY FROM THE COMPANY FOR ITS OWN ACCOUNT OR THE ACCOUNT OF A BENEFICIAL PURCHASER, THAT IS EXERCISING SUCH WARRANTS FOR ITS OWN ACCOUNT OR THE ACCOUNT OF SUCH BENEFICIAL PURCHASER WHEN SUCH PERSON AND ANY SUCH BENEFICIAL PURCHASER REMAIN ACCREDITED INVESTORS (AS DEFINED IN RULE 501(a) OF REGULATION D OF THE SECURITIES ACT), NEED NOT PROVIDE AN OPINION OF COUNSEL UNLESS REQUESTED BY THE COMPANY   “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE SECURITIES ACT.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) NOR THE SECURITIES ACT OF ANY STATE OF THE UNITED STATES.  THESE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS THEY ARE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED OR ASSIGNED (a) PURSUANT TO A REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (b) TO THE COMPANY, (c) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (d) PURSUANT TO THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (e) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, AND IN THE CASE OF SUBPARAGRAPHS (d) AND (e), AFTER PROVIDING A LEGAL OPINION OR OTHER EVIDENCE OF EXEMPTION REASONABLY SATISFACTORY TO THE COMPANY.

"Unless permitted under securities legislation, the holder of this security shall not trade the security before March 15, 2006.”

THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY, OR UNLESS TRANSFERRED IN CERTAIN CIRCUMSTANCES AS SET OUT HEREIN.

FORBES MEDI-TECH INC.

Warrant To Purchase Common Shares

CLASS “D” WARRANT CERTIFICATE NO. DW13	45,455 CLASS “D” WARRANTS entitling the holder to acquire, subject to adjustment, one common share for each whole Class “D” Warrant represented hereby.

Date of Issuance: November 14, 2005 (“Issuance Date”)

Forbes Medi-Tech Inc., a corporation existing pursuant to the Canada Business Corporations Act (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, NITE CAPITAL LP, the registered holder hereof or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Common Shares (including all Warrants to Purchase Common Shares issued in exchange, transfer or replacement hereof, the “Warrant”), at any time or times on or after the date which is six months and one day following the date hereof, but not after 11:59 P.M., New York Time, on the Expiration Date (as defined below), FORTY FIVE THOUSAND FOUR HUNDRED FIFTY FIVE (45,455) fully paid and nonassessable Common Shares (as defined below) (the “Warrant Shares”).  Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 19.  This Warrant is one of the Warrants to Purchase Common Shares (the “SPA Warrants”) issued pursuant to that certain Securities Purchase Agreement, dated as of October 26, 2005 (the “Subscription Date”), between the Company and Nite Capital (the “Purchaser”) referred to therein (the “Securities Purchase Agreement”).

1.

EXERCISE OF WARRANT.

(a)

Mechanics of Exercise.  Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder commencing May 15, 2006 and continuing until the Expiration Date, in whole or in part, by (i) delivery to the Transfer Agent (with a copy to the Company) of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant, (ii) surrendering this Warrant to the Transfer Agent at the address set forth in Section 7, and (iii) (A) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the “Aggregate Exercise Price”) in cash or by wire transfer of immediately available funds or (B) by notifying the Transfer Agent that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in Section 1(d)).  On or before the NINTH Business Day (the “Share Delivery Date”) following the date (the “Exercise Date”) on which the Transfer Agent has received the Exercise Notice and this Warrant and the Company has received the Aggregate Exercise Price (or the Transfer Agent has received notice of a Cashless Exercise), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program and that the Common Shares are eligible, upon the request of the Holder, credit such aggregate number of Common Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled pursuant to such exercise.  Effective upon the Exercise Date, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares.  If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable following any exercise, but in no event later than NINE Business Days following the Exercise Date, and at its own expense, issue a new Warrant (in accordance with Section 6(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised.  No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded up to the nearest whole number.  The Company shall pay any and all taxes, including without limitation, all documentary stamp, transfer or similar taxes, or other incidental expense that may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

(b)

Exercise Price.  For purposes of this Warrant, “Exercise Price” means $2.06, subject to adjustment as provided herein.

(c)

Company’s Failure to Timely Deliver Securities.

(i)  In addition to any other rights available to a Holder, if the Company fails to deliver or cause to be delivered to the Holder a certificate representing Warrant Shares by the Share Delivery Date and such Holder provides notice to the Company within seven (7) Business Days of the Business Day after the Share Delivery Date that such certificate has failed to be delivered in accordance with Section 17, then, in addition to delivering such certificate, the Company shall, within three (3) Business Days after such Holder’s request (which request shall include such Holder’s wire transfer instructions), pay cash to the Holder in an amount (the “Make Whole Payment”) equal to the difference of (A) the product of (i) the number of Common Shares required to be delivered pursuant to this Warrant which are not delivered by the Business Day after the Share Delivery Date multiplied by (ii) the highest price at which any Common Share is traded on the Principal Market or the Toronto Stock Exchange (as such price is adjusted to United States Dollars) between the Share Delivery Date and the date the Company delivers the certificate representing all of the Common Shares to which the Holder is entitled less (B) the number of Common Shares not delivered by the Share Delivery Date multiplied by (ii) the Closing Sale Price for the Common Shares on the trading day immediately preceding the date the Company delivers the certificate representing such Common Shares; provided that in no event shall such Make Whole Payment be less than 0.

 (ii)

Subject to Section 1(f) and if the provisions of clause (i) above shall not apply, if by the Share Delivery Date the Company shall fail for any reason or for no reason to issue to the Holder, a certificate for the number of Common Shares to which the Holder is entitled or to credit the Holder’s balance account with DTC for such number of Common Shares to which the Holder is entitled upon the Holder’s exercise of this Warrant, and the Holder provides notice to the Company within seven (7) Business Days of the Share Delivery Date that such certificate has failed to be delivered or DTC account credited, as the case may be, then the Company shall pay as additional damages in cash to such Holder on each day thereafter that the issuance of such Common Shares is not timely effected, an amount equal to 1.0% of the product of (A) the sum of the number of Common Shares not issued to the Holder on a timely basis and to which the Holder is entitled and (B) the Closing Sale Price of the Common Shares on the trading day immediately preceding the last possible date which the Company could have issued such Common Shares to the Holder without violating Section 1(a).

(iii)

If within five (5) Business Days following the Exercise Date, the Company fails to deliver a new Warrant to the Holder for the number of Common Shares to which such Holder is entitled, and the Holder provides notice to the Company within seven (7) Business Days of the Share Delivery Date that such Warrant has failed to be delivered, then the Company shall pay as additional damages in cash to such Holder on the day after such seventh (7th) Business Day that such delivery of such new Warrant is not timely effected an amount equal to 1.0% of the product of (A) the number of Common Shares represented by the portion of this Warrant which is not being exercised and (B) the Closing Sale Price of the Common Shares on the trading day immediately preceding the last possible date which the Company could have issued such Warrant to the holder without violating Section 1(a).

(d)

Cashless Exercise.  Notwithstanding anything contained herein to the contrary, the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of Common Shares determined according to the following formula (a “Cashless Exercise”):

Net Number = (A x B) – (A x C)

B

For purposes of the foregoing formula:

A= the total number of Warrant Shares with respect to which this Warrant is then being exercised.

B= the Closing Sale Price of the Common Shares on the date immediately preceding the date of the Exercise Notice.

C= the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

(e)

Disputes.  In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 11.

(f)

Limitations on Exercises.  Notwithstanding anything to the contrary contained herein, the Company shall not effect the exercise of this Warrant, and this Warrant shall not be exercisable by the Holder to the extent (but only to the extent) that, if exercisable by Holder, Holder, any of its affiliates, or any other party which may be deemed to be acting as a group in concert with Holder or any of its affiliates for the purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.99% (the “Applicable Percentage”) of the outstanding Common Shares.  To the extent the above limitation applies, the determination of whether the Warrant shall be exercisable (vis-a-vis other convertible, exercisable or exchangeable securities owned by Holder) and of which Warrants shall be exercisable (as among Warrants) shall, subject to the Applicable Percentage limitation, be determined on the basis of first submission to the Company for conversion or exercise or exchange, as the case may be.  No prior inability to exercise the Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability.  For the purposes of this paragraph, beneficial ownership and all determinations and calculations, including without limitation, with respect to calculations of percentage ownership, shall be determined in accordance with Section 13(d) of the Exchange Act, and Regulations 13D and G thereunder.  The provisions of this paragraph shall be implemented in a manner otherwise than in strict conformity with the terms of this Section 1(f)(i) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Applicable Percentage beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such Applicable Percentage limitation.  The limitations contained in this paragraph shall apply to a successor holder of this Warrant. The holders of Common Shares shall be third party beneficiaries of this Section 1(f)(i) and the Company may not waive this Section 1(f)(i) without the consent of holders of a majority of the Common Shares.  The submission of an Exercise Notice by the Holder shall be deemed to constitute a certification by the Holder that the issuance to the Holder of the number of Common Shares specified in the Exercise Notice will not result in the Holder or any of its affiliates for the purposes of Section 13(d) of the Exchange Act beneficially owning in excess of the Applicable Percentage of the outstanding Common Shares (as the latter is set forth in the Company's latest Management's Discussion and Analysis filed on Edgar), and the Company shall be entitled to rely on such deemed certification in issuing such Common Shares without further inquiry.

2.

ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES.  The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

(a)

Adjustment upon Issuance of Common Shares.  If and whenever on or after the date of issuance of this Warrant, the Company issues or sells, or in accordance with this Section 2 is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding Common Shares comprising Excluded Securities (as defined in the Securities Purchase Agreement)) for a consideration per share (the “New Issuance Price”) less than a price equal to the Exercise Price in effect (the “Applicable Price”) immediately prior to such issue or sale or deemed issuance or sale (the foregoing a “Dilutive Issuance”), then the Exercise Price then in effect shall be reduced to an amount equal to the New Issuance Price; provided that in no event may the Exercise Price be reduced to an amount less than $1.95.

For purposes of determining the adjusted Exercise Price under this Section 2(a), the following shall be applicable:

(i)

Issuance of Options.  If the Company in any manner grants any Options (not including Excluded Securities) and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting, sale or issuance of such Option for such price per share.  For purposes of this Section 2(a)(i), the “lowest price per share for which one Common Share is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option.  No further adjustment of the Exercise Price shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities.

(ii)

Issuance of Convertible Securities.  If the Company in any manner issues or sells any Convertible Securities (not including Excluded Securities) and the lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share.  For the purposes of this Section 2(a)(ii), the “lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Common Share upon the granting, issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security.  No further adjustment of the Exercise Price shall be made upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(a), no further adjustment of the Exercise Price shall be made by reason of such issue or sale.

(iii)

Change in Option Price or Rate of Conversion.  If the purchase price provided for in any Options (not including Excluded Securities), the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities (not including Excluded Securities), or the rate at which any Convertible Securities (not including Excluded Securities) are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time, the Exercise Price in effect at the time of such increase or decrease shall be adjusted to the Exercise Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold.  For purposes of this Section 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease.  No adjustment pursuant to this Section 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect.

(iv)

Calculation of Consideration Received.  If any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01 USD.  If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor.  If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such security on the date of receipt.  If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger or amalgamation in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be.  The fair value of any consideration other than cash or securities will be determined in good faith jointly by the Company and the holders of SPA Warrants representing at least a majority of the Common Shares obtainable upon exercise of the SPA Warrants then outstanding.  If such holders and the Company are unable to reach agreement within 10 days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Business Days after the tenth day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the holders of SPA Warrants representing at least a majority of the Common Shares obtainable upon exercise of the SPA Warrants then outstanding.  The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

(v)

Record Date.  If the Company takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.  If the Company, at any time while this Warrant is outstanding, distributes to the holders of Common Shares evidences of its indebtedness or assets (other than dividends or other distributions payable in Common Shares, Options or Convertible Securities (which shall be subject to the preceding sentence)) or rights or warrants to subscribe for or purchase any security (other than the Common Shares, Options or in Convertible Securities (which shall be subject to the preceding sentence)), then in each such case the Exercise Price shall be adjusted by multiplying such Exercise Price in effect immediately prior to the record date fixed for determination of shareholders entitled to receive such distribution by a fraction of which the denominator shall be the Closing Sale Price determined as of the record date mentioned above, and of which the numerator shall be such Closing Sale Price on such record date less the then per share fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding Common Share as determined by the Board of Directors in good faith.  The adjustments shall be described in a statement provided to the Holder of the portion of assets or evidences of indebtedness so distributed applicable to one Common Share.  Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

(vi)

This Warrant Deemed Outstanding.  If during the period beginning on and including the Subscription Date and ending on the date immediately preceding the date of issuance of this Warrant, the Company entered into, or in accordance with Section 2(a) would have been deemed to have entered into (had this Warrant been outstanding at such time), any Dilutive Issuance, then solely for purposes of determining any adjustment under this Section 2(a) as a result of such Dilutive Issuance or deemed Dilutive Issuance, this Warrant shall be deemed to have been outstanding at the time of each such Dilutive Issuance or deemed Dilutive Issuance.

(b)

Adjustment upon Subdivision or Combination of Common Shares.  If the Company at any time after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased.  If the Company at any time on or after the Subscription Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased.  Any adjustment under this Section 2(b) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(c)

Other Events.  If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company’s Board of Directors will make an appropriate adjustment in the Exercise Price so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(c) will increase the Exercise Price as otherwise determined pursuant to this Section 2.

3.

ORGANIC CHANGE.  Any recapitalization, reorganization, reclassification, consolidation, merger, amalgamation, sale of all or substantially all of the Company’s assets to another Person or other transaction, in each case which is effected in such a way that holders of Common Shares are entitled to receive securities or assets with respect to or in exchange for Common Shares is referred to herein as an “Organic Change.”  Prior to the consummation of any (i) sale of all or substantially all of the Company’s assets to an acquiring Person or (ii) other Organic Change following which the Company is not a surviving entity, the Company will deliver notice of such event ten (10) Business Days prior to its consummation and secure from the Person purchasing such assets or the Person issuing the securities or providing the assets in such Organic Change (in each case, the “Acquiring Entity”) a written agreement to deliver to the Holder in exchange for this Warrant, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to this Warrant (including, an adjusted exercise price equal to the value for the Common Shares reflected by the terms of such consolidation, merger, amalgamation or sale, and exercisable for a corresponding number of Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant), if the value so reflected is less than the Exercise Price in effect immediately prior to such consolidation, merger, amalgamation or sale).  In the event that an Acquiring Entity is directly or indirectly controlled by a company or entity whose Common Shares or similar equity interest is listed, designated or quoted on a securities exchange or trading market, the Holder may elect to treat such Person as the Acquiring Entity for purposes of this Section 3.  Prior to the consummation of any other Organic Change, the Company shall be required to make appropriate provision to insure that the Holder thereafter will have the right to acquire and receive in lieu of or in addition to (as the case may be) the Common Shares immediately theretofore acquirable and receivable upon the exercise of this Warrant (without regard to any limitations on the exercise of this Warrant including those set forth in Sections 1(f) of this Warrant), such shares of stock, securities or assets that would have been issued or payable in such Organic Change with respect to or in exchange for the number of Common Shares which would have been acquirable and receivable upon the exercise of this Warrant as of the date of such Organic Change (without regard to any limitations on the exercise of this Warrant including those set forth in Sections 1(f) of this Warrant).  Notwithstanding the foregoing, in the event of an Organic Change, if the Holder has not exercised the Warrant in full prior to the consummation of the Organic Change, then the Holder shall have the right to require the Company or the Acquiring Entity to purchase this Warrant from the Holder by paying to the Holder, simultaneously with the consummation of the Organic Change, cash in an amount equal to the value of the remaining unexercised portion of this Warrant on the date of such consummation, which value shall be determined by use of the Black and Scholes Option Pricing Model reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request and (ii) an expected volatility equal to the greater of 60% and the 100 day volatility obtained from the HVT function on Bloomberg.

4.

NONCIRCUMVENTION.  The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Continuance or By-Laws or through any reorganization, transfer of assets, consolidation, merger, amalgamation, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder.  Without limiting the generality of the foregoing, the Company (i) will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant, and (ii) will, so long as any of the SPA Warrants are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the exercise of the SPA Warrants, 100% of the number of Common Shares as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

5.

WARRANT HOLDER NOT DEEMED A SHAREHOLDER.  Except as otherwise specifically provided herein, the Holder, solely in such Person’s capacity as a holder, of this Warrant shall not be entitled to vote or receive dividends or be deemed the holder of shares of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as a holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, amalgamation, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant.  In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on such Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.  Notwithstanding this Section 5, the Company will provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

6.

REISSUANCE OF WARRANTS.

(a)

Transfer of Warrant.  The Holder may transfer this Warrant and the rights hereunder only in accordance with applicable securities laws.  If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 6(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 6(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

(b)

Lost, Stolen or Mutilated Warrant.  Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 6(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

(c)

Warrant Exchangeable for Multiple Warrants.  This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 6(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional Common Shares shall be given.

(d)

Issuance of New Warrants.  Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 6(a) or Section 6(c), the Warrant Shares designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

7.

NOTICES.

(a)

Any notices, reports or other correspondence (hereinafter collectively referred to as “Correspondence”) required or permitted to be given hereunder shall be sent by postage prepaid first class mail, courier or facsimile or delivered by hand to the party to whom such correspondence is required or permitted to be given hereunder. The date of giving any notice shall be the date of its actual receipt.

All Correspondence to the Company shall be addressed as follows:

Forbes Medi-Tech Inc.

750 West Pender Street, Suite 200

Vancouver BC V6C 2T8

Attn:  Chief Financial Officer – Preferred Shares

Fax:  (604) 689-7641

with a copy to:

Cawkell Brodie Glaister, LLP

1260-1188 West Georgia St.

Vancouver, BC V6E 4A2

Attn:  Nancy Glaister

Fax:  (604) 684-3350

All Correspondence to the Transfer Agent shall be addressed as follows:

Pacific Corporate Trust Company

625 Howe Street

10th Floor

Vancouver, BC

V6C 3B8

Attn: Laurie Waddington

Fax: (604) 689-8144

All Correspondence to the Holder shall be addressed as follows:

Nite Capital

100 E. Cook Avenue

Suite 201

Libertyville, Illinois

60048

Any Person may change the address to which Correspondence to it is to be addressed by notification as provided for herein.

(b)

The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore.  Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) promptly upon any adjustment of the Exercise Price or number or kind of securities purchasable upon exercise of this Warrant, setting forth in reasonable detail, and certifying, the facts requiring such adjustment and the calculation of such adjustment and (ii) at least ten (10) Business Days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any grants, issues or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of Common Shares or (C) for determining rights to vote with respect to any Change of Control (as defined in the Articles of Amendment), dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

8.

AMENDMENT AND WAIVER.  Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder.

9.

GOVERNING LAW; WAIVER OF JURY TRIAL.  This Warrant shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  EACH OF THE COMPANY AND THE HOLDER IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS WARRANT OR ANY TRANSACTION CONTEMPLATED HEREBY.

10.

CONSTRUCTION; HEADINGS.  This Warrant shall be deemed to be jointly drafted by the Company and all the Purchasers and shall not be construed against any person as the drafter hereof.  The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

11.

DISPUTE RESOLUTION.  (a)     In the case of a dispute as to the arithmetic calculation of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed arithmetic calculations via facsimile as soon as practicable following of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder.  The Holder and the Company shall determine the correct arithmetic calculation after such disputed arithmetic calculation is transmitted to such holder.  If the Holder and the Company are unable to agree upon correct arithmetic calculation of the Exercise Price or the Warrant Shares, then the Company shall submit via facsimile the disputed calculation to an independent, reputable nationally recognized in the United States accounting firm selected jointly by the Company and the Holder.  The Company shall cause the accounting firm to perform the calculation and notify the Company and the Holder of the results no later than ten Business Days from the time it receives the disputed determinations or calculations.  Such accounting firm’s determination shall be binding upon all parties absent manifest error.

(b)

In the case of a dispute as to the determination of fair market value of a security to determine the Exercise Price, the Company shall submit the disputed determination via facsimile as soon as practicable following receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder.  If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares after such disputed determination is submitted to the Holder, then the Company shall, submit via facsimile the disputed determination of the Exercise Price to an independent, reputable investment bank selected jointly by the Company and the Holder.  The Company shall cause the investment bank to perform the determinations and notify the Company and the Holder of the results no later than ten Business Days from the time it receives the disputed determinations or calculations.  Such investment bank’s determination shall be binding upon all parties absent demonstrable error.

(c)

The fees and expenses associated with the determinations made by such investment bank or accountant shall be paid by the Company.

12.

REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF.  The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant or any other Transaction Document (as defined in the Securities Purchase Agreement), at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate.  The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

13.

TRANSFER.

This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company, subject to applicable securities laws; provided that no such offer, sale, transfer or assignment shall be permitted unless (a) the right to acquire the lesser of  (i) at least 151,515 Common Shares (as such number is adjusted pursuant to Section 2(b)) and (ii) the total number of Common Shares for which this Warrant is then exercisable are offered, sold, transferred or assigned to a single transferee pursuant to such transaction and (b) unless permitted by applicable securities laws, such offer, sale, transfer or assignment occurs not earlier than four months and a day following the Closing Date.  The Company shall not be required to issue a new Warrant to a new holder following any transfer completed pursuant to the preceding sentence to the extent that such issuance would violate any applicable securities laws.

14.

LEGEND ON WARRANT SHARES.  Upon exercise of this Warrant, the certificates evidencing the Warrant Shares shall bear, until such time as the same is no longer required under the applicable requirements of the US Securities Act and the securities laws of all applicable states of the United States, the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) NOR THE SECURITIES ACT OF ANY STATE OF THE UNITED STATES.  THESE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS THEY ARE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED OR ASSIGNED (a) PURSUANT TO A REGISTRATION STATEMENT UNDER THE SECURITIES ACT (b) TO THE COMPANY, (c) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (d) PURSUANT TO THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (e) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, AND IN THE CASE OF SUBPARAGRAPHS (d) AND (e), AFTER PROVIDING A LEGAL OPINION OR OTHER EVIDENCE OF EXEMPTION REASONABLY SATISFACTORY TO THE COMPANY.  NOTWITHSTANDING THE FOREGOING, IF THE COMPANY IS A “FOREIGN ISSUER” AS THAT TERM IS DEFINED BY REGULATION S UNDER THE SECURITIES ACT AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY”, MAY BE OBTAINED FROM THE TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM REASONABLY SATISFACTORY TO THE COMPANY AND ITS TRANSFER AGENT, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT.”

and that any certificate representing any Common Shares issued in exchange therefor or in substitution thereof will bear the same legend, provided, however, that if the Company is a “foreign issuer” as that term is defined by Regulation S under the Securities Act at the time of sale of any Common Shares, a new certificate bearing no legend will be obtained from transfer agent upon delivery of the certificate evidencing such securities and a duly executed declaration, in substantially the form set forth in Exhibit B hereto, to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the Securities Act.

Notwithstanding anything to the contrary in this Warrant, so long as there shall be an effective Registration Statement (as defined in the Securities Purchase Agreement) covering the Common Shares issuable upon exercise of this Warrant, if the Holder notifies the Company and the Transfer Agent of its intent to sell the Common Shares issuable upon exercise of this Warrant within twenty (20) Business Days of receipt of such Common Shares, any such Common Shares issued upon exercise of this Warrant shall not bear any legend.  In the event the Holder gives notification in accordance with the preceding sentence, the Company irrevocably instructs the Transfer Agent to issue such Common Shares without a legend.  The Holder hereby covenants to sell the Common Shares issued upon exercise of this Warrant pursuant to the first sentence of this paragraph in compliance with the Plan of Distribution set forth in the Registration Statement and in compliance with all United States securities laws.  The Holder will notify the Company at the end of each calendar quarter of the sale of the Common Shares issued upon exercise of this Warrant.

15.

CANADIAN LEGEND.  If the Warrants are exercised prior to March 15, 2006, the certificates representing the Common Shares will bear the following Canadian legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE MARCH 15, 2006.”

“THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.”

However, (i) in the event a Registration Statement covering the Warrant Shares is effective and the holder has (whether in the Exercise Notice or otherwise) confirmed to the Company that it has sold, or undertaken to the Company that within the next 20 Business Days it will sell, such Warrant Shares, as applicable, on the NASDAQ National Market in an open market transaction, not to a previously arranged buyer, and in compliance with the Registration Statement, the Company shall remove the legend contained in section 14 above and the first legend contained in this section 15 above from any such Common Shares so sold or being sold and (ii) the legend set forth immediately above will be removed from the face of the certificate when all other notations to the effect that the Securities are not freely transferable can be legally removed from the certificate.

16.

RIGHTS FOLLOWING EXPIRATION DATE.  Nothing contained herein will confer any right upon the Holder or any other Person to subscribe for or purchase any shares of the Company at any time subsequent to the Expiration Date and from and after such time, and this Warrant and all rights hereunder will be void and of no value.

17.

DELIVERY OF COMMON SHARES.  For purposes of this Warrant, the Company shall be deemed to have delivered Common Shares to a Holder upon the earlier to occur of (i) actual physical delivery of a certificate representing such Common Shares to the address specified by such Holder or (ii) credit of such aggregate number of Common Shares to the DTC balance account designated by the Holder exercising this Warrant.

18.

WITHHOLDING TAXES.  Any and all amounts paid or credited by the Company to the holders on or in respect of the Warrants or the Common Shares acquired by the holders on exercise of the Warrants (“Distributions”), shall be made free and clear of and without deduction for any income or withholding tax payable by the holders under the Income Tax Act (Canada) (the “Tax Act”) in respect of such Distributions (the “Indemnified Taxes”); provided that if the Company shall be required to deduct or withhold any Indemnified Taxes from such Distributions, then (i) the Company shall pay to the holders such additional amounts as are necessary so that after making all required deductions (including deductions applicable to additional sums payable under this section) the holders receive an amount equal to the sum they would have received had no such deductions been made; (ii) the Company shall make such deductions or withholdings; and (iii) the Company shall pay the full amount deducted or withheld to the applicable taxation authority in accordance with applicable law.

The Company shall indemnify the holders, within ten (10) days after receipt of written demand by the holders, for the full amount of (i) any Indemnified Taxes paid by the holders in respect of any Distributions; (ii) any income or withholding taxes imposed or asserted on or attributable to amounts payable under this section pursuant to the Tax Act (the “Other Taxes”); and (iii) any penalties, interest and reasonable expenses arising from or with respect to any Indemnified Taxes or Other Taxes.

As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Company to a taxation authority, the Company shall deliver to the holders the original or a certified copy of a receipt issued by the taxation authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the holders.

19.

CERTAIN DEFINITIONS.  For purposes of this Warrant, the following terms shall have the following meanings:

(a)

“Articles of Amendment” means those certain Articles of Amendment, dated as of the Closing Date, filed by the Company with Industry Canada, designating the rights, privileges, restrictions and conditions of the Series B Convertible Preferred Shares of the Company.

(a)

“Bloomberg” means Bloomberg Financial Markets.

(b)

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(c)

“Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the NASDAQ National Market, as reported by Bloomberg, or, if the NASDAQ National Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the NASDAQ National Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).  If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder.  If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 11.  All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

(d)

“Common Shares” means (i) the Company’s Common Shares and (ii) any capital stock into which such Common Shares shall have been changed or any capital stock resulting from a reclassification of such Common Shares.

(f)

“Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

(g)

“Expiration Date” means October 26, 2010 or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a “Holiday”), the next Business Day that is not a Holiday.

(h)

“Options” means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

(i)

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(j)

“Principal Market” means the NASDAQ National Market.

(k)

“Registration Rights Agreement” means that certain registration rights agreement by and among the Company and the Purchasers.

(l)

“SPA Securities” means the Series B Convertible Preferred Shares of the Company issued pursuant to the Securities Purchase Agreement.

(m)

“Transfer Agent” means Pacific Corporate Trust Company, or any subsequent successor agent of the Company.

(n)

“USD” means United States Dollars.

All references to money amounts in this Warrant shall be to United States dollars unless otherwise specified.

20.

RIGHTS NOTICE       Until the Separation Time (as defined in the Rights Plan referred to below), this certificate also evidences and entitles the holder hereof to certain rights (the “Rights”) as set forth in the Amended and Restated Shareholder Rights Plan Agreement made as of April 28, 2003 (amending and restating the Shareholder Rights Plan Agreement made as of February 9, 1998), as such may be from time to time amended, restated, varied or replaced (the “Rights Plan”), between Forbes Medi- Tech Inc. (the “Corporation”) and Pacific Corporate Trust Company, as Rights Agent, the terms of which are incorporated herein by reference and a copy of which is on file at the records office of the Corporation. Under certain circumstances, as set forth in the Rights Plan, such Rights may be amended or redeemed, may expire, may become void (if, in certain cases, they are “Beneficially Owned” by an “Acquiring Person”, as such terms are defined in the Rights Plan, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail, or arrange for the mailing of, a copy of the Rights Plan to the holder of this certificate without charge promptly after the receipt of a written request therefore.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Shares to be duly executed as of the Issuance Date set out above.

FORBES MEDI-TECH INC.

By:

_______________________________

      Name:  Charles A. Butt

      Title:    President & CEO

EXHIBIT A

EXERCISE NOTICE

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS

WARRANT TO PURCHASE COMMON SHARES

FORBES MEDI-TECH INC.

A.

The undersigned holder hereby exercises the right to purchase _________________ of the Common Shares (“Warrant Shares”) of Forbes Medi-Tech Inc, a corporation existing pursuant to the Canada Business Corporations Act (the “Company”), evidenced by the attached Warrant to Purchase Common Shares (the “Warrant”).  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1.  Form of Exercise Price.  The Holder intends that payment of the Exercise Price shall be made as:

____________

a “Cash Exercise” with respect to _________________ Warrant Shares; and/or

____________

a “Cashless Exercise” with respect to _______________ Warrant Shares.

2.  Payment of Exercise Price.  In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $___________________ USD to the Company in accordance with the terms of the Warrant.

3.  Delivery of Warrant Shares.  The Company shall deliver to the holder __________ Warrant Shares in accordance with the terms of the Warrant.

B.

In connection with this exercise: (check one):

☐

1.

The undersigned hereby certifies that (i) at the time of exercise it is not within the United States and (ii) it is not exercising the Warrant or any portion thereof by or on behalf of any person within the United States.

☐

2.

The undersigned was an Initial Purchaser, and the representations and warranties made to the Company in connection with the acquisition of the SPA Securities and SPA Warrants are true and correct on the date this Exercise Notice is delivered.

☐

3.

The undersigned is delivering a written opinion of U.S. Counsel to the effect that the Warrant and the Warrant Shares to be delivered upon exercise hereof are exempt from the registration requirements under the United States Securities Act of 1933 as amended (the “US Securities Act”) and the securities laws of all applicable states of the United States.

☐

4.

By checking this box, the undersigned hereby represents that it has either sold the Common Shares to be issued hereunder or intends to sell such Common Shares within 20 Business Days of receipt of such Common Shares in compliance with the Plan of Distribution set forth in the Registration Statement of the Corporation (the “Registration Statement”) filed under the U.S. Securities Act of 1933 as amended (the “Securities Act”) in respect of such Common Shares, and in compliance with the prospectus delivery requirements of the Securities Act, as applicable to the undersigned, in connection with the sale of such Common Shares.

☐

5.

If this Exercise Notice is being given before the day that is four months and one day following the issuance of the Warrant to which this Exercise Notice relates and the Registration Statement is effective as of the date of this Exercise Notice, then by checking this box, the undersigned confirms to the Corporation that it has sold, or undertakes to the Corporation that within the next 20 Business Days it will sell, the Common Shares to be issued hereunder on the NASDAQ National Market in an open market transaction, not to a previously arranged buyer, and in compliance with the Registration Statement.

The undersigned Holder understands that if this Exercise Notice is given before the date that is four months and one day following the issuance of the Warrants to which this Exercise Notice relates, then unless Box 5 is checked, the certificate representing the Company’s Commons Shares issued upon exercise of this Warrant will bear a legend restricting the transfer with registration under the US Securities Act and applicable state securities laws unless an exemption for registration is available.

The undersigned Holder understands that if this Exercise Notice is given on or after the date that is four months and one day following the issuance of the Warrant to which this Exercise Notice relates, then unless Box 1 or Box 4 above is checked, the certificate representing the Company’s Commons Shares issued upon exercise of this Warrant will bear a legend restricting the transfer with registration under the US Securities Act and applicable state securities laws unless an exemption for registration is available.  If the undersigned has checked Box 1 or Box 4, the Company is hereby instructed to deliver such Warrant Shares without any restrictive legend.

Capital terms used in this Subscription Form have the same meanings as in the accompanying Warrant.

The Holder hereby acknowledges that, upon the registration of the securities subscribed for herein and except as set out below, the Holder’s rights under the Warrant are hereby terminated and that, if the Warrant is exercised for less than the number of Warrant Shares represented by the accompanying Warrant, the Company shall, within five Business Days, deliver to the Holder a new Warrant in respect of the portion of the Warrant not then exercised.

Date: _______________  __, ______

_______________________________

   Name of Registered Holder

By:

_______________________________

Name:

Title:

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby directs Pacific Corporate Trust to issue the above indicated number of Common Shares in accordance with the Transfer Agent Instructions dated October __, 2005 from the Company and acknowledged and agreed to by Pacific Corporate Trust.

FORBES MEDI-TECH INC.

By: _______________________________

     Name:

     Title:

EXHIBIT B

FORM OF DECLARATION OF APPLICABILITY OF REGULATION S
UNDER THE SECURITIES ACT

TO:

Pacific Corporate Trust

as registrar and transfer agent

for Common Shares of Forbes Medi-Tech Inc.

The undersigned (a) acknowledges that the sale of the securities of Forbes Medi-Tech Inc. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”) and (b) certifies that (1) the undersigned is not an affiliate of the Company (as that term is defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a “Designated Offshore Securities Market” as defined in Rule 902 of Regulation S under the 1933 Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities of the Company and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act.  Terms used herein have the meanings given to them by Regulation S.

Dated:

_____________________

______________________________

Name of Seller

By:

______________________________

Name

Title: